UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )

CABG Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

124676-10-8

(CUSIP Number)

March 22, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

__

Rule 13d- I (b)

X

Rule 13d- I (c)

__

Rule l3d- I (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this coverpage shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No . 124676-10-8

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Angiotech Pharmaceuticals, Inc.

98-0226269

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  __

(b)  X

3.

SEC Use Only

4.

Citizenship or Place of Organization

British Columbia

Number of

5. Sole Voting Power

1,104,972

Shares

Beneficially by

6. Shared Voting Power

Owned by Each

Reporting

7. Sole Dispositive Power

1,104,972

Person With:

8. Shared Dispositive Power

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

2,370,7951

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

__

11.

Percent of Class Represented by Amount in Row (9)

13.2%2

12.

Type of Reporting Person (See Instructions)

CO

________________________________________

1 Includes 1,265,823 shares of CABG common stock issuable upon the exercise of a warrant to purchase shares of CABG common stock issued by CABG Medical, Inc. to Angiodevice International GmbH, a corporation organized under the laws of Switzerland and a wholly owned subsidiary of Angiotech Pharmaceuticals, Inc., on March 22, 2005.

2 Based on 17,902,947 shares of CABG common stock issued and outstanding as of March 22, 2005.

Item 1.

(a) Name of Issuer

CABG Medical, Inc.

(b) Address of Issuer's Principal Executive Offices

14505 21st Avenue North, Suite 212

Minneapolis, MN 55447

Item 2.

(a) Name of Person Filing

Angiotech Pharmaceuticals, Inc.

(b) Address of Principal Business Office or, if none, Residence

1618 Station St.

Vancouver, British Columbia

CANADA  V6A 1B6

(e) Citizenship

Angiotech Pharmaceuticals, Inc. is a corporation organized under the laws of British Columbia, CANADA

(d) Title of Class of Securities

Common Stock, no par value

(e) CUSIP Number

124676-10-8

Item 3. If this statement is filed pursuant to §§240.13d-l (b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

__

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

__

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

__

Insurance company as defined in section 3(a)(l 9) of the Act (15 U.S.C. 78c).

(d)

__

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)

__

An investment adviser in accordance with §240.]3d-l(b)(1)(ii)(E);

(f)

__

An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(1)(ii)(F);

(g

__

A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G);

(h)

__

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

__

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

__

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the E Group, in accordance with §240.13d- I (b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

2,370,7953

(b) Percent of class:

13.2%4

(c) Number of shares as to which the person has:

________________________________________

3 Includes 1,265,823 shares of CABG common stock issuable upon the exercise of a warrant to purchase shares of CABG common stock issued by CABG Medical, Inc. to Angiodevice International GmbH, a corporation organized under the laws of Switzerland and a wholly owned subsidiary of Angiotech Pharmaceuticals, Inc., on March 22, 2005.

4 Based on 17,902,947 shares of CABG common stock issued and outstanding as of March 22, 2005.

(i)Sole power to vote or to direct the vote

1,104,972

(ii) Shared power to vote or to direct the vote

--

(iii)Sole power to dispose or to direct the disposition of

1,104,972

(iv) Shared power to dispose or to direct the disposition of

--

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  __

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Angiodevice International GmbH, a corporation organized under the laws of Switzerland and a wholly owned subsidiary of Angiotech Pharmaceuticals, Inc., a corporation organized under the laws of British Columbia, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of up to 1,265,823 shares of CABG common stock issuable pursuant to a warrant to purchase shares of CABG common stock issued to Angiodevice International GmbH by CABG Medical, Inc., which shares represent 7.1% of the outstanding shares of CABG common stock as of March 22, 2005.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the

Parent Holding Company

See attached Exhibit A.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2005 Date
/s/ David M. Hall Signature
David M. Hall, Chief Financial Officer Name/Title

EXHIBIT A

Angiodevice International GmbH, a corporation organized under the laws of Switzerland and a wholly owned subsidiary of Angiotech Pharmaceuticals, Inc., a corporation organized under the laws of British Columbia, has the right to acquire up to 1,265,823 shares of CABG common stock, which shares are issuable pursuant to a warrant to purchase shares of CABG common stock issued to Angiodevice International GmbH by CABG Medical, Inc. on March 22, 2005.